EXHIBIT 12

VERSO PAPER HOLDINGS LLC
RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

	Year Ended December 31,
(Dollars in thousands)	2012	2011	2010	2009	2008
Earnings (Loss):
Net (loss) income	$(166,170)	$(122,529)	$(125,480)	$80,702	$(39,151)
Amortization of capitalized interest	422	249	167	152	103
Capitalized interest	(3,500)	(3,685)	(1,268)	(396)	(1,408)
Fixed charges (below)	134,471	128,441	126,105	118,768	106,629
Earnings (loss) adjusted for fixed charges	$(34,777)	$2,476	$(476)	$199,226	$66,173

Fixed charges:
Interest expense	$127,943	$122,213	$122,528	$116,130	$103,200
Capitalized interest	3,500	3,685	1,268	396	1,408
Portion of rent expense representative of interest	3,028	2,543	2,309	2,242	2,021
Total fixed charges	$134,471	$128,441	$126,105	$118,768	$106,629
Ratio of earnings to fixed charges	-	-	-	1.68	-
Coverage deficiency	$169,248	$125,965	$126,581	$-	$40,456